CREO



Dan Hawksley PhD · 3rd

Chief Financial Officer at Creo

Cambridge, England, United Kingdom · **Contact info**

336 connections

Creo

University of Cambridge

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Experience

Chief Financial Officer
Creo
Jul 2021 - Present · 1 yr 4 mos
Cambridge, England, United Kingdom

Chief Financial Officer
GAM Systematic
Jan 2020 - Jun 2021 · 1 yr 6 mos
Cambridge, England, United Kingdom

(formerly Cantab Capital Partners)

Cantab Capital Partners
6 yrs 8 mos

Chief Financial Officer
Sep 2015 - Jan 2020 · 4 yrs 5 mos
Cambridge, England, United Kingdom

Senior Fund Controller
Jun 2013 - Sep 2015 · 2 yrs 4 mos
Cambridge, United Kingdom

Fund Accountant
Amadeus Capital Partners
Apr 2011 - May 2013 · 2 yrs 2 mos
Cambridge, United Kingdom

Assistant Manager: Entrepreneurial Business Division
Deloitte
Aug 2006 - Apr 2011 · 4 yrs 9 mos
Cambridge, United Kingdom

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Education

University of Cambridge
Ph.D, Bio-organic Chemistry
1998 - 2002

Ph.D funded by Zeneca on the subject of: Synthesis and evaluation of thiamin diphosphate analogues (Vitamin B1). Supervisor: Finnian Leeper.   ...see more

University of St Andrews
First Class Degree: MChem (Chemistry), Chemistry - Especially organic and bio-organic
1994 - 1998
Grade: First Class

Including placement year at Novartis in Basel, Switzerland, within the natural product synthesis department

Skills

Accounting
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Venture Capital
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Biotechnology

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